CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	9,686,157
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and amortization		137,697
Change in allowance for doubtful accounts		280,267
Change in accounts receivable		(790,403)
Change in prepaid expenses and other assets		(36,258)
Change in accounts payable		16,269
Change in accrued expenses		672,113
Change in due to related party		2,579
Change in unearned revenues		(15,594)
NET CASH PROVIDED BY OPERATING ACTIVITIES		9,952,827
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment		(36,134)
NET CASH USED BY INVESTING ACTIVITIES		(36,134)
CASH FLOWS FROM FINANCING ACTIVITES:		
Distributions to member		(8,615,081)
Payments on capital lease obligations		(33,172)
NET CASH USED BY FINANCING ACTIVITIES		(8,648,253)
NET INCREASE IN CASH		1,268,440
CASH BALANCE:		
Beginning of year		4,338,491
End of year	$	5,606,931
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$	2,828

See accompanying notes.